On July 9, 2003, a special meeting of the shareholders of the Fund was held. The following is a summary of the proposal presented and the total number of shares voted:

PROPOSAL
1. To elect the following Directors effective July 31, 2003:

			      VOTES  		  VOTES
			    IN FAVOR 		OF AGAINST
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Michael Bozic             1,430,868,485 	16,793,680
Charles A. Fiumefreddo    1,425,947,427 	21,714,738
Edwin J. Garn 		  1,428,536,663 	19,125,502
Wayne E. Hedien 	  1,431,105,700 	16,556,465
James F. Higgins 	  1,426,268,025 	21,394,140
Dr. Manuel H. Johnson 	  1,431,271,009 	16,391,156
Philip J. Purcell 	  1,407,379,481   	40,282,684